

December 18, 2012

Via Email
David E. Sparks
President and Chief Executive Officer
First Priority Financial Corporation
2 West Liberty Boulevard, Suite 104
Malvern, Pennsylvania 19355

> **Re:** **First Priority Financial Corporation**
> **Registration Statement on Form S-4**
> **Response dated November 28, 2012**
> **File No. 333-183118**

Dear Mr. Sparks:

We have reviewed your response to our letter date November 16, 2012, and have the following comments. In our comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

First Priority's Financial Statements

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Unaudited Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 165

2. We note your response to prior comments 1 and 2 in our letter dated November 16, 2012. It remains unclear to us how you have provided a persuasive argument concerning the realizability of your net deferred tax asset at December 31, 2010, 2011, and your most recent interim period in fiscal 2012 given the uncertainties inherent in the projections of

future income you used to support your conclusions at the dates in question. Please provide us with an analysis that addresses the uncertainties you considered with respect to each of the major assumptions in your projections (e.g. loan growth, provision for loan losses, wealth management fee income, etc.), and describe how you considered the totality of the uncertainty of your projections in light of the guidance in ASC 740-10-30-23. Your analysis should separately address each assumption and how your projections were weighted at each reporting date.

3. Please explain why it is appropriate to truncate your projections of future income to either a 12-month or 24-month period for the reporting periods in question.   In this regard, it appears that truncating such projections does not consider all available evidence when determining the realizability of your deferred tax asset, as required under ASC 740-10-30-17. As part of your response, please explain how you considered whether truncating your projections to a short period implies uncertainty with respect to the sustainability of future taxable income and how you considered such uncertainty with respect to the weighting of your projections under ASC 740-10-30-23.

4. Please tell us how you concluded that gains recognized on the sales of investments should be included in the analysis of your historical earnings trends and projections of future income. Investment security gains would seem to represent a tax planning strategy under ASC 740-10-30-18 and would not appear appropriate for inclusion in your analysis of trends in your historical earnings and projections of future income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement

You may contact David Irving at 202-551-3321, or Marc Thomas, Review Accountant , at 202-551-3452 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-33419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By Email to: David W. Swartz
　　　　　dws@stevenslee.com